EXHIBIT 11.2

DUKE REALTY CORPORATION

EARNINGS TO DEBT SERVICE CALCULATIONS

(in thousands)

Six months Ended June 30, 2004

Net income from continuing operations, less preferred dividends	$66,570
Earnings from sale of land and ownership interests in unconsolidated companies, net of impairment adjustment	(5,733)
Recurring principal amortization	3,447
Minority interest in earnings of common unitholders	7,074
Interest expense (excludes amortization of deferred financing fees)	63,101
Earnings before debt service	$134,459

Interest expense (excludes amortization of deferred financing fees)	$63,101
Recurring principal amortization	3,447
Total debt service	$66,548

Ratio of earnings to debt service	$2.02